    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 25, 1999
                                                           REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------
                                    FORM S-4
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                             ----------------------

                                   INTUIT INC.
             (Exact name of Registrant as specified in its charter)

        DELAWARE                              7372                        77-0034661
(State or other jurisdiction of     (Primary Standard Industrial       (I.R.S. employer
incorporation or organization)       Classification Code Number)      identification no.)

                             ----------------------
                               2535 GARCIA AVENUE
                         MOUNTAIN VIEW, CALIFORNIA 94043
                                 (650) 944-6000
   (Address, including zip code, and telephone number, including area code, of
                    Registrant's principal executive offices)

                              --------------------
                             CATHERINE L. VALENTINE
             VICE PRESIDENT, GENERAL COUNSEL AND CORPORATE SECRETARY
                         2550 GARCIA AVENUE, M.S. 52028
                                  P.O. BOX 7850
                      MOUNTAIN VIEW, CALIFORNIA 94039-7850
                                 (650) 944-6656
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                              --------------------
                                   Copies to:
                            GORDON K. DAVIDSON, ESQ.
                            KENNETH A. LINHARES, ESQ.
                           EILEEN DUFFY ROBINETT, ESQ.
                               FENWICK & WEST LLP
                              TWO PALO ALTO SQUARE
                           PALO ALTO, CALIFORNIA 94306
                                 (650) 494-0600

                              --------------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: FROM TIME TO
          TIME AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.
                              --------------------
        If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box. [ ]

               If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. |X|

               If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

               If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

                              ---------------------
                         CALCULATION OF REGISTRATION FEE

  -----------------------------------------------------------------------------------------------
   TITLE OF EACH CLASS OF SECURITIES    PROPOSED MAXIMUM AGGREGATE
          TO BE REGISTERED                   OFFERING PRICE           AMOUNT OF REGISTRATION  FEE
  -----------------------------------------------------------------------------------------------
  Common Stock, $0.01 par value            $500,000,000(1)(2)                $139,000(3)
  -----------------------------------------------------------------------------------------------

(1) In no event will the aggregate initial offering price of all shares of Common Stock issued from time to time pursuant to this Registration Statement exceed $500,000,000.

(2) Subject to note (1) above, there are being registered hereunder an indeterminate number of shares of Common Stock as may be sold, from time to time, by the Registrant (including common stock purchase rights and preferred stock purchase rights, if any, appurtenant thereto).

(3) Calculated pursuant to Rule 457(o) promulgated under the Securities Act of 1933, as amended.
                             ----------------------
               THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                  SUBJECT TO COMPLETION, DATED JANUARY 25, 1999

PROSPECTUS

                                  $500,000,000

                                   INTUIT INC.

                                  COMMON STOCK

                                  -------------

        This Prospectus covers shares of Common Stock of Intuit Inc. in an aggregate amount of up to $500,000,000 that Intuit may offer and issue from time to time in connection with the acquisition of assets, businesses or securities.

        It is anticipated that such acquisitions will consist principally of acquisitions of complementary assets, technologies, product lines or businesses, but on occasion, an acquired asset, technology, product line or business may be dissimilar to the assets, technologies, product lines or business of the Company. The consideration for any such acquisition will consist of Common Stock, cash, notes or other evidences of debt, assumption of liabilities and/or stock options or a combination of the foregoing types of consideration, as determined from time to time by negotiations between the Company and the owners or controlling persons of the businesses or assets to be acquired. Persons or entities who have received or will receive shares of the Company's Common Stock pursuant to this Prospectus in connection with such acquisitions, and certain donees of such persons or entities, may also use this Prospectus, with the Company's prior consent, to offer and sell such shares under circumstances requiring or making desirable the use of this Prospectus.

        The terms of an acquisition are expected to be determined by negotiations between the Company's representatives and the owners or controlling persons of the assets, business or securities to be acquired. It is anticipated that shares of the Company's Common Stock issued in any such acquisition will be valued at a price reasonably related to the current market value of the Common Stock, either when the terms of the acquisition are tentatively or definitely agreed upon, or at or about the time of closing, or during a period of time before delivery of the shares.

        It is not expected that Intuit will pay underwriting discounts or commissions, although finders' fees may be paid to persons from time to time in connection with certain acquisitions. Any person receiving finders' fees may be deemed to be an "underwriter" within the meaning of the Securities Act of 1933, and any profit on the resale of shares of Common Stock purchased by them may be deemed to be underwriting commissions or discounts under that Act.

        The Common Stock of Intuit is traded on the Nasdaq National Market under the symbol "INTU." The closing price of Intuit's Common Stock on January 22, 1999 was $84.50.
                                  -------------

THE OFFERING OF THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" COMMENCING ON PAGE 4 HEREOF.

                                  -------------

     THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED
  OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. NEITHER HAS ANY STATE SECURITIES COMMISSION APPROVED OR DISAPPROVED OF THESE
    SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 THE DATE OF THIS PROSPECTUS IS _________, 1999.

                              AVAILABLE INFORMATION

        Intuit files reports, proxy statements and other information with the SEC. The public can read and copy these materials at the SEC's public reference facilities located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048; and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. The public can also obtain copies of such materials from the Public Reference Section of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 upon the payment of any fees required by the SEC. The public can obtain information regarding the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov. Intuit Common Stock is quoted for trading on the Nasdaq National Market and, accordingly, the public can read Intuit's reports, proxy statements and other information at the offices of The Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C. 20006.

        The Company has filed with the SEC a Registration Statement on Form S-4 to register the Common Stock offered by this Prospectus. This Prospectus is part of the Registration Statement. As allowed by SEC rules, this Prospectus does not contain all of the information that is in the Registration Statement and the exhibits and schedules to the Registration Statement. For further information regarding the Company, investors should refer to the Registration Statement and its exhibits and schedules. Statements contained in this Prospectus as to the contents of any contract or any other document are not necessarily complete. Investors should refer to the copy of such contract or other document filed as an exhibit to the Registration Statement, as each statement regarding such a contract or other document is qualified in all respects by the text of such contract or other document included as an exhibit to the Registration Statement. A copy of the Registration Statement may be inspected, without charge, at the offices of the SEC in Washington, D.C. and copies of all or any part of the Registration Statement may be obtained from the Public Reference Section of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, upon the payment of any fees required by the SEC. The Registration Statement is also accessible on the SEC's website at http://www.sec.gov

                           FORWARD-LOOKING STATEMENTS

        This Prospectus (including the documents incorporated by reference) contains forward-looking statements regarding the Company's plans, expectations, estimates and beliefs. These statements involve risks and uncertainties, and actual results could differ materially from those discussed in, or implied by, these forward-looking statements. Forward-looking statements within this Prospectus (including the documents incorporated by reference in this prospectus) are typically identified by words such as "believes," "anticipates," "expects," "intends," "will" and "may" and other similar expressions. In addition, any statements which refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Intuit will not necessarily update the information in this Prospectus and/or the documents incorporated by reference in this Prospectus if and when any forward-looking statement later turns out to be inaccurate. Risks and uncertainties that may affect Intuit's future results and performance include, but are not limited to, the following: intense competition and pricing pressures; the viability of Intuit's strategy with respect to the Internet and its Internet-based businesses; Intuit's success in implementing that strategy, including but not limited to its ability to adapt and expand its product, service and content offerings for the Internet environment, Intuit's ability to operationally support and manage its relatively new Internet businesses, the success of Intuit's business relationships with Excite, Inc., America OnLine and others in continuing to increase customer traffic to Quicken.com, the impact of the proposed acquisition of Excite by At Home Corporation on the Company's business relationship with Excite, the Company's relationships with other significant content and service providers, the costs of implementing Intuit's Internet strategy, and the uncertainty as to the timing and amount of future Internet-related revenue and profits; the timing of Intuit's release of future products and services; Intuit's ability to make its online payroll processing service widely available and the timing of such wide availability; Intuit's ability to increase the number of subscribers to its online payroll processing service and to maintain a consistently high level of service quality; Intuit's dependence on a thirty party to provide such payroll processing service; growth in the markets Intuit serves; sales levels for new products and customer upgrade rates, including but not limited to sales and upgrade rates for Intuit's QuickBooks multi-user product and other Intuit desktop software products; the value and size of Intuit's equity investments in other companies, including Checkfree Corporation and Excite; Intuit's ability to achieve Year 2000 readiness in its business operations, its products and its dealings with significant third parties; the impact of Intuit's recent acquisition of Lacerte, and the impact of acquisitions generally; Intuit's relationships with retailers and other issues with respect to its distribution channels; results for Intuit's international operations; and risks associated with regulated businesses such as insurance and mortgage lending. Additional information about factors that could affect Intuit's future results and events is included elsewhere in this Prospectus and in Intuit's reports filed with the SEC and incorporated by reference in this Prospectus.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC allows Intuit to "incorporate by reference" the information that Intuit files with the SEC. This means that Intuit can disclose important information by referring the reader to those SEC filings. The information incorporated by reference is considered to be part of this Prospectus, and later information Intuit files with the SEC will update and supersede this information. Intuit incorporates by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until termination of the offering:

        o   Annual report on Form 10-K for the fiscal year ended July 31, 1998.

        o Quarterly report on Form 10-Q for the quarter ended October 31, 1998.

        o   Current report on Form 8-K dated May 18, 1998.

        o Current report on Form 8-K/A, Amendment No. 2, dated May 18, 1998 and filed on May 22, 1998.

        o Current report on Form 8-K dated June 22, 1998 and filed on July 6, 1998.

        o Current report on Form 8-K/A, Amendment No. 1, dated June 22, 1998 and filed on September 8, 1998.

        o   Current report on Form 8-K dated October 5, 1998.

        o The description of the Company's Common Stock contained in the Company's registration statement on Form 8-A, and any amendment or report filed for the purpose of updating such description.

        o The description of the Company's Preferred Stock Purchase Rights contained in the Company's registration statement on Form 8-A, and any amendment or report filed for the purpose of updating such description.

        SOME OF THE INFORMATION ABOUT INTUIT THAT MAY BE IMPORTANT TO AN INVESTMENT DECISION IS NOT PHYSICALLY INCLUDED IN THIS PROSPECTUS. INSTEAD, THE INFORMATION IS "INCORPORATED" INTO THIS PROSPECTUS BY REFERENCE TO ONE OR MORE DOCUMENTS THAT INTUIT FILED WITH THE SEC. THESE DOCUMENTS (INCLUDING ANY EXHIBITS THAT ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO THE INFORMATION THAT THIS PROSPECTUS INCORPORATES) ARE AVAILABLE UPON REQUEST WITHOUT CHARGE FROM INVESTOR RELATIONS, INTUIT INC., 2550 GARCIA AVENUE, P.O. BOX 7850, MOUNTAIN VIEW, CALIFORNIA 94039-7850 (TELEPHONE NUMBER (650) 944-2713). RECIPIENTS SHOULD MAKE ALL REQUESTS FOR DOCUMENTS BY THE FIFTH BUSINESS DAY BEFORE THEY MAKE THEIR FINAL INVESTMENT DECISION, TO BE SURE THE DOCUMENTS ARRIVE ON TIME. INFORMATION THAT HAS BEEN INCORPORATED BY REFERENCE IS CONSIDERED PART OF THIS PROSPECTUS AND DISCLOSED TO INVESTORS, WHETHER OR NOT INVESTORS OBTAIN A COPY OF THE DOCUMENT CONTAINING THE INFORMATION.

        This Prospectus may contain information that updates, modifies or is contrary to information in one or more of the documents incorporated by reference in this Prospectus. Reports filed by the Company with the SEC after the date of this Prospectus may also contain information that updates, modifies or is contrary to information in this Prospectus or in documents incorporated by reference in this Prospectus. Investors should review these reports as they may disclose a change in the business, prospects, financial condition or other affairs of the Company after the date of this Prospectus.

                                   THE COMPANY

        Intuit develops, sells and supports small business accounting, tax preparation and consumer finance desktop software, financial supplies (such as computer checks, envelopes and invoices) and Internet products and services for individuals, small businesses and financial professionals. Its products and services are designed to automate commonly performed financial tasks and to simplify the way individuals and small businesses manage their finances. Intuit commenced operations in March 1983 and was incorporated in California in March 1984. In March 1993, the Company was reincorporated in Delaware. The Company's principal executive offices are located at 2535 Garcia Avenue, P.O. Box 7850, Mountain View, California 94039-7850. Its telephone number is (650) 944-6000.

                                  RISK FACTORS

        This offering involves a high degree of risk. Prospective purchasers of the Common Stock offered pursuant to this Prospectus should carefully consider the following risk factors in addition to the other information presented in or incorporated by reference into this Prospectus and any Prospectus Supplement. This Prospectus and the documents incorporated in this Prospectus by reference contain certain forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. The cautionary statements made in this Prospectus and the documents incorporated by reference in this Prospectus apply to all related forward-looking statements wherever they appear in this Prospectus or the documents incorporated by reference in this Prospectus. The Company's actual results could differ materially from those discussed in this Prospectus or the documents incorporated by reference in this Prospectus. Factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere in this Prospectus and the documents incorporated by reference in this Prospectus.

        INTUIT'S BUSINESS IS HIGHLY SEASONAL AND SUBJECT TO FLUCTUATIONS IN REVENUE AND OPERATING RESULTS. Intuit's business is highly seasonal. Sales of tax products are heavily concentrated from November through March. Sales of consumer finance and small business products are typically strongest during the year-end holiday buying season, and therefore major product launches usually occur in the fall to take advantage of this customer buying pattern. These seasonal patterns mean that revenue is usually strongest during the quarter ending January 31. The Company experiences lower revenues for the quarters ending April 30, July 31 and October 31, while operating expenses to develop and manage products and services continue at relatively constant levels during these periods. This can result in significant operating losses, particularly in the July 31 and October 31 quarters. The seasonality of Intuit's revenue patterns will be exacerbated by its June 1998 acquisition of Lacerte Software Corporation and Lacerte Educational Services Corporation, whose product sales are also linked to the yearly income tax return season.

        Operating results can also fluctuate for other reasons, such as the timing of product releases, non-recurring events such as acquisitions and dispositions of businesses or assets and product price cuts in quarters that have relatively high fixed expenses. For example, historically there has been no regular annual pattern for the Company's QuickBooks product launches. Consequently, the third quarter of fiscal 1997 benefited materially from the launch of QuickBooks 5.0 in the second quarter of fiscal 1997, while the third quarter of fiscal 1998 received no such benefit. Similarly, the first quarter of fiscal 1999 benefited materially from the launch of QuickBooks 6.0 in the fourth quarter of fiscal 1998, while the first quarter of fiscal 1998 received no such benefit. Acquisitions and dispositions can also have a significant impact on the comparability of both Intuit's quarterly and yearly results. Subject to a possible increase in backlog before a major product release, Intuit generally ships products within a week of receiving an order. Consequently, quarterly sales and operating results depend primarily on the volume and timing of bookings received during the quarter, which are difficult to forecast. Also, a significant portion of the Company's operating expenses are relatively fixed, and planned expenditures are based on sales forecasts. If net sales do not meet expectations in any given quarter, the Company's operating results or financial condition will likely be adversely affected. Because of these factors, the Company believes that consecutive quarter comparisons of operating results, as well as year-over-year quarterly comparisons, may not be meaningful and do not necessarily indicate future performance.

        INTUIT'S BUSINESSES ARE HIGHLY COMPETITIVE. Intuit faces intense competition from many companies in all of its business areas, both domestically and internationally. Intuit believes the most important competitive factors for desktop software are product features, ease of use, quality and reliability, brand name recognition, timing of product launches compared to competitors (particularly for tax products), price, access to distribution channels and quality of technical support services. In Internet-based products and services, the Company believes that the most important competitive factors are speed in getting new products and services to market, the ability to distribute them effectively, the ability to generate significant website traffic, brand name recognition, product features and ease of use. Strategic relationships with leading Internet media and portal companies are also important for generating and distributing a wide variety of Web-based content to a large audience.

        To remain competitive in its markets, the Company must respond quickly to rapidly changing customer demands with new products and accelerated product release schedules. This is particularly true in the Company's Internet-based businesses, where product and service launches happen continuously. Although the Company believes that its current products and services are generally well-accepted by customers, the Company always faces the risk that competitors will introduce better competing products and services, reduce prices, gain better access to wider distribution channels, increase advertising (including advertising targeted at Intuit customers), and release new products before Intuit does. Any of these events (particularly any prolonged price competition) could have a material negative impact on Intuit's competitive position and financial performance. They could also affect Intuit's ability to keep existing customers and acquire new customers, which is particularly important for its Internet products. In addition, new personal computer hardware platforms or other technological changes may provide new competitors with opportunities to enter, and to make substantial inroads into, the markets in which the Company competes. In particular, most computer users access computer products and services and the Internet using certain key technologies, platforms and standards. The dominance of any technology, platform or standard can limit the ability of software application vendors and providers of Internet-related content and services, such as Intuit, to gain access to customers, by giving the provider of such technology, standard or service the ability to give preferred placement to its own offerings or to those of favored partners, or even to deny access to certain products or companies.

        Many of the Company's competitors have significantly greater financial, technical and marketing resources and broader product lines than Intuit. In particular, Microsoft currently competes with the Company in a number of product and service areas, and, either alone or in conjunction with a third party, may in the future begin to compete in other areas such as tax preparation software. Microsoft is a formidable competitor, and its presence in the personal tax market would lead to additional pricing pressures, and could adversely impact Intuit's ability to negotiate advantageous terms with major retailers.

        Intuit's major domestic competitor in small business accounting software is currently Peachtree Software. Peachtree offers a multi-user accounting software product that competes with the new multi-user version of QuickBooks that the Company released in late fiscal 1998. A trial version of Peachtree's multi-user product is being "bundled" with Microsoft Office Small Business Edition, which may adversely affect Intuit's competitive position.

        Intuit's financial supplies business competes with a number of business forms companies, such as Deluxe Business Systems, New England Business Services and Moore Business Forms, as well as with direct mail check printers and banks. In addition, Intuit's QuickBooks products have certain features (such as customizable invoicing) that compete with its supplies products. Also, online bill payment services and online payroll services with direct deposit capabilities (including payroll services offered by or through Intuit) offer a competitive alternative to printed checks. Significant competitive factors for the supplies business include ordering convenience, distribution channels, product quality, speed of delivery and price. The Company is experiencing increased pricing pressures from many of its competitors. While Intuit has been able to offset some of the impact of price competition by improving operational efficiencies and customer service, at some point continuing price pressures could negatively affect revenue and profitability for its supplies business.

        In the personal tax area, the Company's major competitor is currently Block Financial Corporation, the makers of TaxCut software. During fiscal 1997, TaxCut was priced very aggressively, and reached the market earlier than Intuit's TurboTax products, which adversely impacted sales of TurboTax. As a result, even though fiscal 1997 total sales of TurboTax grew significantly, the growth rate was lower than the growth rate of industry-wide retail sales of personal tax software. During fiscal 1998, the Company released its personal tax products several weeks earlier than in fiscal 1997, which enabled the Company to compete more successfully with TaxCut during fiscal 1998. Intuit expects competition to remain fierce during fiscal 1999. In the professional tax area, competitors in the United States include Commerce Clearing House ("CCH"), with its Computax product line, RIA/Creative Solutions ("RIA"), with its Fast Tax and Creative Solutions offerings, and TAASC. Certain of the company's competitors may have substantially greater resources than the Company. In the past, professional tax software providers have been highly fragmented, but recent years have seen substantial consolidation, including the Company's acquisition of Lacerte in June 1998.

        Intuit attempts to monitor regulatory and public policy developments that could affect the current business climate and has recently focused its efforts on developments that could affect the markets for its tax preparation products. During calendar year 1998, for example, the federal government considered extending current services provided by the IRS - specifically, the free provision of certain tax forms using the Internet. The IRS also sought greater authority in the future to permit taxpayers to fill out government-provided tax forms and return them directly to the government, although this would require a significant expansion of the current IRS infrastructure. In the future, federal or state authorities may take actions that lead to greater government competition with the private sector. In addition, frequently discussed legislative simplification of federal or state income tax laws could reduce demand for tax preparation software generally. On the other hand, certain policy changes considered and made during the 1998 Congressional legislative cycle actually removed barriers to electronic filing that had previously hampered taxpayers, and this may benefit Intuit. Future regulatory and legislative activity can enhance or harm Intuit's competitive position, and impact others in the tax preparation industry.

        In desktop consumer finance software, Microsoft is currently Intuit's primary competitor. Quicken competes directly with Microsoft Money, which is aggressively promoted with free product offers through various distribution channels, and with advertising targeted to Quicken users. These competitive pressures, as well as other factors, have negatively affected Quicken revenue and profitability, particularly during fiscal 1997, when Quicken revenue declined by over 20%. During fiscal 1998, Quicken revenue and profitability improved significantly from fiscal 1997 levels with only a slight decline in Intuit's competitive position as measured by retail sales, but Intuit expects competitive pressures to continue.

        There are many competitors for Intuit's other consumer finance products and services, particularly for Intuit's Internet products and services. The Company expects that competition will increase as it expands its offerings, and as more companies expand their businesses onto the Internet. There are relatively low barriers to entry for Internet-based businesses, so the Company faces competition from new and relatively small companies as well as other established companies. The Company's Quicken.com website competes for traffic with online financial publishers and the financial areas on numerous online services such as Yahoo!, as well as financially-oriented websites such as MSN Investor. The Company also faces competition from financial institutions that are developing their own financial software and websites. Intuit's insurance and mortgage marketspaces compete primarily with smaller companies with a narrow product focus, but Microsoft is also a competitor in the mortgage area. In addition, in connection with a product development joint venture established by the Company and certain private investors, the Company has agreed with the joint venture not to compete in certain areas of Web-based personal finance for a period of ten years. See "--Intuit's Internet Businesses are Subject to Particular Risks."

        Internationally, in the small business accounting software market in Japan, Intuit's primary competitors are OBC, PCA and Sorimachi. In Europe, the Company faces competition from The Sage Group PLC (based in the United Kingdom) and Microsoft in the small business market. Strong competition in this market may have a more significant impact on the Company's international business in the future, as the focus of Intuit's business in Europe is shifting more toward the small business market. Intuit has a number of competitors in international tax, including CCH in Canada and TaxCalc in the United Kingdom. Microsoft is also a competitor in the consumer finance area.

        INTUIT'S INTERNET BUSINESSES ARE SUBJECT TO PARTICULAR RISKS. Intuit uses the term "Internet commerce" to refer to all of its Internet-based business activities. Internet commerce has two components: Internet products and electronic distribution. "Internet products" include activities where the customer realizes the value of the goods or services directly on the Internet or an Intuit server. Internet product revenues include, for example, advertising revenues generated on Intuit's Quicken.com website, online tax preparation and electronic filing revenues, and transaction and processing fees from Intuit's online insurance and online mortgage services. "Electronic distribution" includes revenues generated by electronic ordering and/or delivery of traditional desktop software products and financial supplies. In fiscal 1998, total Internet commerce revenue was 8% of the Company's total revenue (6% for Internet products and 2% for electronic distribution). The Company expects that revenues from its Internet-based businesses will grow in absolute dollars, but it cannot predict if or when they will generate significant revenue or any profit. The Company faces many risks in pursuing its Internet strategy, particularly for its Internet products. The Internet represents a new business model for Intuit, where revenues are expected to come from advertising, marketing, transaction and processing fees, instead of software product sales. Website traffic is an important foundation for this business model. The Company may need to establish additional relationships, such as the Company's relationships with Excite, America OnLine and others, to help it continue to increase traffic, so that Intuit can increase advertising revenue and transaction and processing fees. However, such relationships may require the Company to make significant financial commitments to these companies. For example, the Excite agreement currently calls for Intuit to share revenue generated from its Quicken.com site and the America OnLine agreement calls for Intuit to make significant guaranteed payments to America OnLine over the term of the agreement. The Company may not be able to establish these additional relationships, especially given the relatively limited number of leading Internet companies. In addition, if Intuit's competitors establish relationships with these companies (particularly exclusive relationships), Intuit's ability to expand its Internet businesses could be substantially hindered. Even if the Company establishes these relationships, they may not result in significant increases in traffic or revenue. On January 19, 1999, Excite and At Home Corporation announced a proposed merger in which At Home would acquire all of the outstanding stock of Excite. Intuit currently owns 5.8 million shares of Excite Common Stock (representing approximately 11% of Excite's outstanding Common Stock) and has agreed to vote its shares in favor of the proposed merger. See "--Risks are Associated with Investments in Checkfree Corporation and Excite, Inc." The Company currently expects the proposed merger to have a neutral or positive impact on its business relationship with Excite, because At Home is expected to offer increased opportunities for distribution of Excite's online financial content, which will benefit Intuit. However, it is possible that the merger could have a negative impact on Intuit's relationship with Excite.

        The Company needs to quickly and successfully build new skills as a website developer and publisher, which are complementary but different skills from desktop software development skills. In particular, development cycles for Web-based products are extremely short and irregular, while desktop software products generally have much longer and more predictable development and release cycles. The operational requirements for online Internet businesses are very different from the requirements of Intuit's desktop software business. Intuit must continue to develop new and continually evolving operational infrastructures to support and manage its Internet-based businesses and the complex operational requirements of its strategic Internet relationships. The rapid pace of change in this area creates unique risks, and Intuit may be unable to manage costs effectively and/or to meet customer expectations. In addition, customers may refuse to transact business over the Internet due to privacy or security concerns. A major breach of customer privacy or security, even by another company, could have a significant negative effect on Intuit. The Company cannot be assured that consumers' use of the Internet, particularly for commercial transactions, will continue to increase as rapidly as it has during the past few years. If Internet use does not grow as a result of privacy or security concerns, or for other reasons, the Company's Internet-based businesses would be seriously adversely affected.

        The Company believes that sales and marketing and research and development expenses related to Internet-based products and services will continue to increase as a percentage of the Company's total net revenue during fiscal 1999. This could have an adverse effect on the Company's operating results, particularly if revenue from these services does not meet expectations.

        In September 1996, Intuit decided to move from a proprietary electronic communications link between its software and financial institutions, to an Internet-based link based on a standard called Open Financial Exchange(TM) (referred to as "OFX"). To some degree, expansion of Intuit's desktop product connectivity initiatives depends on industry adoption of OFX as a connectivity standard. While the Company believes that OFX is the right strategic approach for Intuit, the Company faces risks and challenges in implementing it. Financial institutions may not accept and implement OFX as rapidly as the Company would like, or they may adopt alternative connectivity standards that may not support interoperability with OFX. If OFX is not adopted by many financial institutions, Intuit may need to incur significant expenses to alter its products to conform to other evolving standards.

        The Company faces intense competition in its Internet-based businesses. There are very low barriers to entry, and the market is extremely fragmented, making it difficult for any one company to acquire the scale that is necessary (although not, by itself, sufficient) to begin generating any meaningful revenue or profits. Many of Intuit's competitors are either large companies that can afford major investments in this business, or small privately held companies that can benefit from a much narrower product focus than Intuit, and whose shareholders will tolerate significant and extended operating losses.

        Because the Company's Internet-based products are available in many states and foreign countries, Intuit may be subject to regulation and taxation in many additional jurisdictions. Also, to the extent that states or foreign countries are generally successful in their efforts to impose taxes on Internet commerce, the growth of the use of the Internet could slow substantially, which could have an adverse effect on the growth of the Company's Internet-based businesses. If Internet activity becomes heavily regulated in other respects, that could have major negative consequences for the Company's Internet-based businesses.

        PAYROLL PROCESSING SERVICE PRESENTS RISKS. In October 1998, Intuit launched its new online payroll processing service. The service is offered through its QuickBooks 6.0 and QuickBooks '99 products and handles all aspects of payroll processing, including calculation and electronic depositing of federal and state payroll tax withholdings, electronic direct deposit of paychecks, preparation and filing of quarterly and annual payroll tax returns and creation of employee W-2 forms. Intuit has contracted with a third party service provider to perform the processing related to this service. If that outside provider fails to provide accurate and timely payroll information, cash deposits or tax return filings, that failure could be costly to correct and could have a significant negative impact on Intuit's ability to attract and retain customers, who Intuit believes will have a low tolerance for payroll processing errors. Failure to provide uninterrupted, accurate services to its customers could also require Intuit to make significant payments to customers under its service guarantee, and give rise to other customer claims against Intuit. In addition, Intuit expects this service to be unprofitable in its initial stages until the Company is able to accumulate a large number of subscribers from its QuickBooks customer base to offset the fixed costs of providing the payroll service. Though initial reaction to this service has been positive, it is not expected to be a significant contributor to the Company's financial performance during fiscal 1999, and there is no assurance that the service will be widely accepted. If subscriptions to this service do not meet expectations, future operating results could suffer.

        THE COMPANY'S FUTURE SUCCESS DEPENDS UPON ITS ABILITY TO QUICKLY INTRODUCE PRODUCT ENHANCEMENTS AND NEW PRODUCTS THAT MEET CUSTOMER DEMANDS. The markets in which the Company competes, particularly in the Internet area, are characterized by rapidly changing customer demands, continuous technological changes and improvements, shifting industry standards, frequent new product introductions by other companies and the emergence of new competitors. Changes in any of these areas can quickly render existing products obsolete, so the Company's success depends on its ability to respond rapidly to these changes. Thus, failure to develop and introduce new products and services that satisfy customer demands in a timely manner, due to resource constraints or technological or other reasons, could have a material adverse effect on the Company's operating results and financial condition.

        In June 1998, the Company launched version 6.0 of its QuickBooks and QuickBooks Pro products. QuickBooks Pro 6.0 was Intuit's first multi-user accounting software product. QuickBooks '99, launched in January 1999, is also a multi-user product. Intuit faces a number of risks in capitalizing on the multi-user product opportunity. For example, the relatively high price Intuit charges for "five-pack" multi-user products has made it more difficult to persuade retailers to devote generous shelf space to the products and maintain a significant inventory. The product upgrade rate for QuickBooks 6.0 among existing customers was lower than upgrade rates Intuit had experienced with prior QuickBooks launches, in part because many users that did not require a multi-user product did not upgrade before the end of the calendar year.

        The development of tax preparation software presents a unique challenge because of the demanding annual development cycle required to incorporate tax law changes each year. Tax law changes also affect the Company's tax table service and its payroll service. The Company cannot predict how complex the tax law changes will be each year, when the changes will be made or when tax forms included in the products will be available from the IRS and state tax agencies. The rigid development timetable for tax products increases the risk of a product launch delay as well as the risk of product errors. See "--Product Bugs Can Cause Product Performance Problems and Reduce Customer Satisfaction." Since the tax return preparation season is brief, it is imperative that the Company release tax products as early as possible. Late release of tax products in any year could cause the Company's current and prospective customers to choose a competitive product for that year's tax season, making it more difficult for the Company to sell its products to those customers in future tax seasons. If for any reason the Company failed to release its tax products in time for use during the then current tax year, it would lose substantially all of its revenues for that fiscal year, and the Company's ability to market tax preparation software successfully in the future would be greatly impaired. In addition, the Company guarantees to its professional customers that its state tax products will be released by specified dates. Late release of such products could result in a significant loss of revenues in that fiscal year as a result of the guarantee and the loss of future business.

        During fiscal 1998, Intuit expanded the use of its internally-developed electronic tax return filing service. Although the electronic tax return filing service performed well during the tax season in fiscal 1998, as the Company's electronic filing program expands in the future, so will the risks involved. For example, if the Company has technical problems that prevent customers from filing their returns, particularly right before the April 15 filing deadline, the Company could face serious financial and public relations consequences.

        The expansion of Intuit's Internet-based products has had a significant impact on the Company's development process. The Company's desktop software products tend to have a predictable, structured development cycle of about 12-24 months. Once new products are released, they generally are not modified (except to fix defects) until the next scheduled product upgrade. The development process for Internet-based products is much more rapid, much less predictable and has much shorter development cycles. Getting products and services launched quickly is crucial to competitive success, but this time pressure may result in lower product quality. Once launched, Internet-based offerings must be continuously and rapidly updated to incorporate changing technology and customer demands, as well as to fix defects. See "--Intuit's Internet Businesses are Subject to Particular Risks."

        PRODUCT BUGS CAN CAUSE PRODUCT PERFORMANCE PROBLEMS AND REDUCE CUSTOMER SATISFACTION. New software products often contain undetected errors or "bugs" that can hinder product performance, give users incorrect results and/or damage a user's data. These problems can be expensive to fix, particularly if the Company needs to provide a major corrective release or pay refunds to customers. Poor product quality can cause the Company to lose revenue, customers and market share or incur higher technical support and warranty costs. Any major product bugs could have a material negative effect on the Company's financial performance. For example, during fiscal 1995 the Company notified its customers that several of its tax products for the 1994 tax year had defects, and the Company released revised versions of the software at no charge. Less serious defects were discovered during fiscal 1996. In addition, the short development cycles associated with the Company's Internet-based products may result in lower product quality. See "--Intuit's Internet Businesses are Subject to Particular Risks." There can be no assurance that errors or omissions will not be found in new products or releases after distribution, resulting in substantial costs, negative publicity, customer dissatisfaction, loss of market share or failure to achieve any significant degree of market acceptance. Any such occurrence could have a material adverse effect on the Company's business, operating results and financial condition.

        Year 2000 and other date-related processing issues may cause software products to fail or malfunction unless the problems are corrected. If Intuit's products have significant Year 2000 defects, the Company could suffer lost sales or other negative consequences resulting from customer dissatisfaction, including additional litigation. See "--Year 2000 Poses Risks and Related Litigation."

        In addition, errors in Intuit's products can also potentially result in other types of liability to customers. For example, the Company guarantees the accuracy of the tax calculations performed by its federal personal tax products and has agreed to reimburse any penalties paid by a customer to the Internal Revenue Service solely as a result of miscalculation on a form prepared using the Company's personal tax products. If these products contain a calculation error affecting a significant number of consumer customers' returns, the Company could be subject to liability claims and be required to make substantial payments, and its operating results and financial condition could be materially adversely affected.

        PRODUCT RETURNS MAY EXCEED RESERVES. Like most other software companies, Intuit has a generous return policy for its distributors and retailers, although it encourages them to make returns promptly. The Company also has an unconditional return policy for direct customers. The Company establishes reserves for product returns in its financial statements, based on estimated future returns of products, taking into account promotional activities, the timing of new product introductions, distributor and retailer inventories of its products and other factors. In the past, returns have not generally exceeded the reserves the Company has established for them. However, if in the future, retail sell-through of a major product falls significantly below expectations, or if competitors' promotional or other activities result in increased product returns for Intuit, returns could exceed the reserves established for them and could have a negative effect on the Company's financial performance. In addition, the rate of product returns could increase as other changes in Intuit's distribution channels occur or existing products become obsolete.

        During the tax return preparation season, Intuit generally ships significantly more tax products to its distributors and retailers than it expects them to sell during the tax season, in order to reduce the risk that distributors or retailers will run out of product inventory during the short tax season. As a result, Intuit has historically accepted significant returns of its tax products each year, principally from April to September, and expects to continue to do so in the future.

        INTUIT DEPENDS ON THIRD-PARTY DISTRIBUTION CHANNELS. The Company markets its desktop software products in North America through traditional retail software outlets, computer superstores, office and warehouse clubs and general mass merchandisers. The only retailer or distributor that accounted for more than 10% of the Company's net revenue during the past three fiscal years was Ingram Micro Inc., with 13% in fiscal 1996, 12% in fiscal 1997 and 15% in fiscal 1998.

        There are increasing numbers of companies competing for access to the distribution channels that Intuit uses. Intuit's arrangements with its distributors and retailers may be terminated by either party at any time without cause. Distributors and retailers generally carry competing products. Retailers typically have a limited amount of shelf space and promotional resources, for which there is intense competition. There can be no assurance that distributors and retailers will continue to purchase Intuit's products or provide Intuit's products with adequate levels of shelf space and promotional support. Any termination or significant disruption of Intuit's relationship with any of its major distributors or retailers, or a significant reduction in sales volume attributable to any of Intuit's principal resellers, could materially adversely affect the

Company's results of operations and financial condition. Also, the bankruptcy, deterioration in financial condition or other business difficulties of a distributor or retailer could impact Intuit's ability to collect its accounts receivable from the affected party, which could have an adverse effect on the Company's operating results and financial condition if uncollectable amounts exceed the Company's bad debt reserves.

        During the past few years, there has been increasing consolidation among retailers, and Intuit expects this consolidation trend to continue. Consolidation has resulted in a number of large retailers with significant bargaining power. This factor, combined with intense competition for access to retail shelf space and promotional support, has made it challenging for the Company to negotiate financially favorable terms with retailers. Intuit expects to face even greater challenges in negotiating retail relationships in fiscal 1999 and beyond, particularly given Microsoft's possible entrance into the personal tax market. This could have a negative impact on Intuit's future results.

        An element of the Company's retail sales efforts that has been important over the last several years is its original equipment manufacturer, or "OEM," relationships with hardware and software manufacturers. The Company sells its software to OEMs to be combined with their products, which are then sold to consumers. Although these OEM relationships have been a good source of new customers for Intuit, the sale prices the Company receives for OEM sales are much lower than retail or direct sale prices. If competitive pressures or other factors cause the Company to further increase the percentage of its products that are sold through OEMs, the Company's revenue and operating margins could be adversely affected.

        ACQUISITIONS POSE SIGNIFICANT RISKS. During the past three fiscal years, Intuit has acquired several businesses, including Milkyway KK in January 1996; Interactive Insurance Services in June 1996; GALT Technologies, Inc. in September 1996; Nihon Micom in March 1997; and Lacerte Software Corporation and Lacerte Educational Services Corporation in June 1998. Although Intuit believes these transactions were in the best interests of Intuit and its stockholders, there are significant risks associated with these transactions. The acquisitions have expanded Intuit's size, product lines, personnel and geographic locations. Intuit's ability to integrate and organize these new businesses has required improvements in its operational, financial and management information systems and further improvements will be necessary to address issues presented by growth through acquisitions. Although Intuit has taken steps to improve its internal processes to address issues presented by its growth through acquisitions, it has in the past experienced significant operational difficulties in its order entry and shipping systems and in providing technical support to customers. There is no assurance that similar problems will not occur with other acquisitions in the future or that they will not have a material adverse effect on Intuit's results of operations.

        Intuit's recent acquisitions have resulted in significant amortization expenses, including amortization of purchased software (reflected in cost of goods sold) and amortization of goodwill and purchased intangibles (reflected in operating expenses), as well as charges for purchased research and development. These expenses have had a negative impact on the Company's operating results, resulting in a reduction in after-tax net income of $46.5 million in fiscal 1996, $34.6 million in fiscal 1997 and $44.3 million in fiscal 1998. As a result, the effects of these acquisitions make period-to-period comparisons of the Company's financial results less meaningful. The high levels of non-cash amortization expense related to completed acquisitions will continue to have a negative impact on operating results in future periods. Assuming no additional acquisitions and no impairment of value resulting in an acceleration of amortization, as of October 31, 1998, it was estimated that future amortization will reduce net income by approximately $56.1 million, $50.4 million, $43.7 million and $40.5 million for the years ending July 31, 1999 through 2002, respectively. If Intuit completes additional acquisitions or accelerates amortization in the future, there could be an incremental negative impact on operating results.

        Intuit's recent acquisition of Lacerte in particular poses a number of risks that could adversely affect the Company's ability to achieve the anticipated benefits of that acquisition. Intuit currently intends to have Lacerte operate as a separate entity, with separate sales and marketing, research and development, customer support and administrative organizations. This may create operating inefficiencies and communication difficulties. These challenges may be exacerbated by the fact that Lacerte is located in Texas, where Intuit has not had any material operations. The resources required to establish relationships with, and procedures for communicating with, Lacerte may affect Intuit's ability to successfully pursue other opportunities for a period of time. The departure of key Lacerte employees or significant numbers of Lacerte employees, which is a risk with any acquisition, would negatively affect Intuit. Lacerte customers may be uncertain about Intuit's plans and ability to support both Lacerte's products and Intuit's existing ProSeries software, and this could hinder the Company's ability to retain these customers, which would negatively affect Intuit. If, in the future, Intuit and Lacerte decide to integrate their operations, the integration could present a number of risks and divert management's attention from other matters.

        Intuit assumed substantially all of the liabilities related to Lacerte's business with the exception of certain tax liabilities. If unanticipated liabilities are discovered later, Intuit will likely have to satisfy those liabilities, which could have a material adverse effect on its operating results. The acquisition resulted in a one-time charge for in-process research and development of $53.8 million in fiscal 1998 and will result in $358.2 million of amortization expenses over the next five years. In the first quarter of fiscal 1999, the Company changed the estimated life of goodwill for Lacerte from three to five years to reflect the revised estimate of the period of time the Company expects to benefit from the purchased assets of the acquired business. Intuit is accounting for this change prospectively, commencing with the first quarter of fiscal 1999.

        THE COMPANY MUST PROVIDE RESPONSIVE CUSTOMER SERVICE AND TECHNICAL SUPPORT. The Company provides customer service and technical support for its products primarily by telephone (including automated voice response systems), fax, electronic mail and the Web. The Company has a full-time customer service and technical support staff that is supplemented by seasonal employees and outsourcing during periods of peak call volumes, such as during the tax return filing season, or shortly after a major product launch.

        Despite its efforts to adequately staff and equip its customer service and support operations, during peak periods, the Company occasionally cannot respond promptly to all customer requests for assistance. The Company may also have an unusually high volume of requests, and be unable to respond promptly, if large numbers of customer order shipments are delayed or if the Company's products have bugs. For example, in fiscal 1995, the Company experienced a high volume of calls, customer dissatisfaction, lost business and negative publicity due to a tax product error. During fiscal 1996, customers had difficulties connecting to Intuit's online banking and bill payment services, and the Company incurred unexpected expenses for operational improvements. If the Company experiences customer service and support problems in the future they could adversely affect customer relationships and the Company's financial performance.

        INTERNATIONAL OPERATIONS POSE SIGNIFICANT RISKS. The Company's international revenues come primarily from Japan (small business products) and Germany, Canada and the United Kingdom (small business, consumer finance and personal tax products). The Company also operates in smaller European and Asia/Pacific markets. Developing and localizing products for foreign markets is more time-consuming and costly than developing products for the U.S. market. Recruiting and retaining talented software engineers and managers can be more difficult in Intuit's international offices as well. Delays or other problems in product launches may be more likely because of these factors, and they can impact the Company's financial performance. For example, the Company experienced significant product launch delays in fiscal 1996. In addition, the Company's German subsidiary experienced a delay in releasing the German QuickBooks product during fiscal 1998, which contributed to lower revenues in the first two quarters of fiscal 1998 compared to fiscal 1997. Economic conditions in international markets can also negatively affect Intuit's business, as they did in Europe in fiscal 1996. In addition, the economic situation in Japan had a negative impact on international revenue and profits during fiscal 1998 and could continue to negatively impact fiscal 1999 international revenue and profits. The Company's international revenue and expenses are currently denominated in a variety of foreign currencies and are subject to fluctuations in currency exchange rates. The Company does not currently engage in any hedging activities. Although currency fluctuations have not had a significant negative impact in the past, this could change in the future if the Company's international operations grow. Other risks in the Company's international operations that could have a negative impact on its business include unexpected changes in regulatory requirements, tariffs and other trade barriers; longer accounts receivable payment cycles and collection difficulties; the burden of complying with a wide variety of foreign laws; possible adverse tax consequences including repatriation of earnings; and potentially less protection for the Company's intellectual property rights under foreign laws.

        In response to disappointing results in Europe during fiscal 1998, the Company has accelerated the process of refocusing its product development efforts toward small business products in selected larger markets. As a result, the Company will be devoting fewer resources to consumer finance and tax products, and to smaller geographic markets. This shift in strategy will negatively impact international operating results during fiscal 1999. Intuit also introduced its first release of QuickBooks in Japan in September 1998 in an effort to target a lower-priced market than its current small business products reach in Japan. While Intuit expects that international revenues will be flat or slightly down for fiscal year 1999, there is a risk that they could be significantly lower if its initiatives are not effective, particularly if customer acceptance of QuickBooks in Japan does not meet its expectations.

        INTUIT DEPENDS ON A SINGLE SOURCE SUPPLIER OF CHECKS. Intuit's financial supplies business (which represented approximately 16% of the Company's net revenues in fiscal 1998) has only one source for its domestic checks. In September 1995, the Company entered into an exclusive five-year contract with John H. Harland Co. to print all of its domestic check products. Checks accounted for approximately 75% of supplies revenue in fiscal 1998. The Company believes its relationship with Harland is strong, and the financial terms of the contract are favorable for Intuit. However, if Intuit experiences any problems with Harland's performance, it could have a material negative impact on sales of supplies and on Intuit as a whole.

        INTUIT DEPENDS UPON KEY PERSONNEL. The Company believes that its future success and growth will depend on its ability to attract and retain qualified employees in all areas of its business. Like many of its competitors, Intuit has had difficulties during the past few years hiring and retaining employees. The Company does not maintain any key person life insurance policies, and does not have employment agreements with any employees that can ensure continued service. Although the Company believes it offers competitive compensation and a good working environment, it faces intense competition for qualified employees, particularly persons with technical and marketing expertise.

        PROTECTION OF PROPRIETARY TECHNOLOGY IS LIMITED. The Company relies on a combination of copyright, patent, trademark and trade secret laws, and employee and third-party nondisclosure agreements, to protect its software products and other proprietary technology. The Company does not have any copy-protection mechanisms in its software because it does not believe they are practical or effective. Current U.S. laws that prohibit copying give the Company only limited practical protection from software "pirates," and the laws of many other countries provide almost no protection for its intellectual property. Policing unauthorized use of the Company's products is difficult, expensive and time-consuming and the Company expects that software piracy will be a persistent problem for its desktop software products. In addition, the unique technology of the Internet may tend to increase, and provide new methods for, illegal copying of the technology used in the Company's Internet-based products. Furthermore, there can be no assurance that Intuit's competitors will not independently develop technologies that are substantially equivalent or superior to Intuit's technologies.

        The Company does not necessarily own all of the software and other technologies used in its products and services, but it has all licenses that it believes are necessary for using that technology. The Company does not believe that its products, trademarks and other proprietary rights infringe anyone else's proprietary rights. However, other parties occasionally claim that features or content of certain of the Company's products, or its use of certain trademarks, may infringe their property rights. Past claims have not resulted in any significant litigation, settlement or licensing expenses, but future claims could. There can be no assurance that third parties will not assert infringement claims against Intuit in the future or that any such assertion will not result in costly litigation or require Intuit to obtain a license to intellectual property rights of third parties. There can be no assurance that such licenses will be available on reasonable terms, or at all.

        CERTAIN BUSINESSES ARE SUBJECT TO REGULATION. Some of the Company's products and services are regulated businesses under federal or state laws. The Company offers these regulated products and services through separate subsidiary corporations. These subsidiaries must comply with a variety of regulations that do not apply to most software companies. Establishing and maintaining regulated subsidiaries requires significant financial, legal and management resources. If the subsidiaries fail to comply with applicable regulations, they could face liability to customers and/or penalties and sanctions by government regulators.

        The Company's Quicken Investment Services, Inc. subsidiary (or "QISI") is registered as an investment adviser with the SEC and is subject to certain state regulatory laws as well. QISI is responsible for certain of the investment-related features in the Company's products and services. Investment adviser regulations restrict QISI's business practices in several areas, including advertising and distribution arrangements. The business activities of Interactive Insurance Services ("IIS"), which operates the Quicken InsureMarket website, are subject to state insurance regulations. IIS (or one of its officers) currently has an insurance license in each state where the Company believes licensing is necessary. State insurance laws regulate various aspects of the business operations of IIS and participating insurance carriers, including advertising, record-keeping and compensation. The Company's QuickenMortgage and Quicken Business CashFinder services are offered by a subsidiary called Intuit Lender Services, Inc. (or "ILSI"). ILSI (or one of its officers) currently has a mortgage or loan broker license in each state where Intuit believes licensing is necessary. State laws regulate various aspects of the business operations of ILSI and participating lenders, including advertising, recordkeeping and compensation.

        The Company's Quicken products allow customers of participating brokerages to trade securities through their broker's website. Quicken InsureMarket may expand its site to include other insurance products, such as variable annuities, that are considered "securities" under federal and state laws. The Company believes it has structured these services in a way that does not subject Intuit to direct government regulation. However, it is possible that these services, or other services the Company may offer in the future, may be regulated under federal and/or state securities broker-dealer laws or other regulations. The Company continually analyzes new business opportunities, and any new businesses that it pursues may require additional costs for regulatory compliance.

        Various Intuit products contain powerful encryption technology. Government regulations currently prohibit this technology from being exported outside of the United States and Canada. Some agencies of the federal government are seeking to relax export laws, but others are seeking to tighten export restrictions on software containing encryption technology. These regulations may adversely affect international sales of the Company's desktop software as well as its ability to provide the level of security customers are seeking in Internet-based products and services on a worldwide basis.

        YEAR 2000 POSES RISKS AND RELATED LITIGATION. Many existing computer systems use only the last two digits to identify a year. Consequently, as the Year 2000 approaches, many systems do not yet recognize the difference in a year that begins with "20" instead of "19." This, as well as other date-related processing issues, may cause systems to fail or malfunction unless corrected.

        Intuit is currently taking steps to address Year 2000 issues in the following three areas: (1) its internal systems (including information technology such as financial and order entry system and non-information technology systems such as phones and facilities); (2) its products; and (3) the readiness of third parties with whom it has business relationships. Intuit has assigned a dedicated Year 2000 project team to develop and implement a comprehensive five-phase Year 2000 readiness plan for its world-wide operations relating to all of these areas. This plan has executive sponsorship, is regularly reviewed by senior management and includes progress reports to the board of directors on a regular basis.

        Phase One (initiation) involves increasing company awareness by educating and involving all appropriate levels of management regarding the need to address Year 2000 issues. Phase Two (inventory) consists of identifying all of Intuit's systems, products and relationships that may be impacted by Year 2000. Phase Three (assessment) involves determining Intuit's current state of Year 2000 readiness for those areas identified in the inventory phase and prioritizing areas that need to be fixed. Phase Four (action) will consist of developing a plan for those areas identified as needing correction in the assessment phase. Phase Five (implementation) will consist of executing the action plan and completing the steps identified to attain Year 2000 readiness. Intuit is currently in the inventory phase of the plan for its internal systems. For its products and third party relationships, Intuit is in the assessment phase of its plan. Inuit currently expects to substantially complete implementation for all of the targeted areas by or shortly after the end of its 1999 fiscal year (July 31, 1999).

        While Year 2000 costs incurred to date (including litigation costs) have not been material, Intuit will incur additional costs as it completes the project phases. Based on preliminary assessments resulting from the early phases of its plan in each of the targeted areas, Intuit is currently unable to determine whether additional costs to achieve Year 2000 readiness will be material. Additional costs incurred may include but are not limited to: the cost of manufacturing and distributing free solutions for products that are not Year 2000 ready; the impact of lost sales due to distribution of free Year 2000 ready solutions for affected products; the administrative costs of completing the Year 2000 project; the cost of correcting Intuit's internal systems; and the cost of implementing necessary contingency plans.

        While Intuit is dedicating substantial resources toward attaining Year 2000 readiness, there is no assurance that it will be successful in its efforts to address all Year 2000 issues. If Intuit is not successful, there could be significant adverse effects on its operations. For example, failure to achieve Year 2000 readiness for the Company's internal systems could delay Intuit's ability to manufacture and ship products, disrupt its customer service and technical support facilities, or interrupt customer access to its online products and services. If its products are not Year 2000 ready, Intuit could suffer lost sales or other negative consequences resulting from customer dissatisfaction, including additional litigation (see discussion below). Intuit also relies heavily on third parties such as manufacturing suppliers, service providers, financial institutions and a large retail distribution channel. If these or other third parties experience Year 2000 failures or malfunctions, there could be a material negative impact on Intuit's ability to conduct ongoing operations. For example, Intuit's ability to manufacture and ship products into the retail channel, to receive retail sales information necessary to maintain proper inventory levels, or to complete online transactions dependent upon third party service providers, could be affected. Many of Intuit's products are significantly interconnected with heavily regulated financial institutions. Intuit's relationships with financial institutions could be negatively impacted if Intuit does not achieve Year 2000 readiness in a manner and on a time schedule that permits them to comply with regulatory requirements. Intuit may also incur additional costs if it is required to accelerate its Year 2000 readiness to meet financial institution requirements. As with all companies, Intuit also relies on other entities such as government agencies, public utilities and other external forces common to business and industry. Consequently, if such entities were to experience Year 2000 failures, this could disrupt Intuit's ability to conduct ongoing operations.

        In an effort to reduce the risks associated with the Year 2000, Intuit has incorporated contingency planning as part of its five-phase plan, building upon disaster recovery and contingency planning that it already has in place. This includes identifying areas where Intuit is most vulnerable to Year 2000 risk and putting contingency plans in place before Intuit experiences potential failures. For example, Intuit has contracted with multiple suppliers to better ensure that its products can be manufactured if a particular supplier experiences system failures. Intuit is building a second data center facility that will give it an opportunity to develop back-up systems. The Company has also contracted with multiple transportation companies to provide product delivery alternatives. While Intuit believes these contingency plans will reduce certain risks, Intuit is still assessing the need for additional contingency plans in areas where it believes there may be significant exposure.

        Several class action lawsuits were filed against Intuit in California and New York in 1998, alleging Year 2000 issues with the online banking functionality in certain versions of its Quicken products, and it is possible that Intuit will face additional lawsuits. These lawsuits assert breach of implied warranty claims, violations of federal and/or state consumer protection laws, and violations of various state business practices laws, and the plaintiffs seek compensatory damages, disgorgement of profits, and (in certain cases) attorneys' fees. Intuit does not believe the lawsuits have merit and intends to defend them vigorously. While Intuit has succeeded in obtaining dismissal of certain of these lawsuits as of January 1999, litigation may continue. Regardless of outcome, litigation can have an adverse impact on Intuit because of defense costs, diversion of management resources and other factors.

        The above discussion regarding costs, risks and estimated completion dates for the Year 2000 is based on Intuit's best estimates given information that is currently available, and is subject to change. As Intuit continues to progress with this initiative, it may discover that actual results will differ materially from these estimates.

        RISKS ARE ASSOCIATED WITH INVESTMENTS IN CHECKFREE CORPORATION AND EXCITE, INC. As of October 31, 1998, Intuit held 10.6 million shares of Checkfree Corporation common stock (representing approximately 21% of Checkfree's outstanding common stock) and 5.8 million shares of Excite Inc. common stock (representing approximately 11% of Excite's outstanding common stock). Since November 1, 1998, the Company has sold 425,000 shares of Checkfree common stock to reduce Intuit's ownership in Checkfree to below 20%. Checkfree and Excite are in the Internet and electronic commerce industries, in which stock prices have historically been volatile. Accordingly, it is possible that the market price of one or both of these companies' stock could decline substantially and quickly (as occurred during August and September 1998), which could result in a material reduction in the carrying value of these assets. The Company's ability to dispose of both the Checkfree and Excite stock is restricted by volume trading limitations and other contractual arrangements, which increases the Company's exposure to the risk of owning these securities. As noted above, Excite and At Home Corporation recently announced a proposed merger in which At Home would acquire all of the outstanding stock of Excite. If the proposed merger is completed as currently contemplated, any shares of Excite Common Stock held by Intuit at the time of the closing of the merger would be exchanged for shares of At Home Common Stock. The market price of At Home Common Stock has also experienced significantly volatility. Any shares of At Home Common Stock acquired by Intuit in connection with the merger may be subject to regulatory restrictions on resale, which would increase the Company's exposure to the risk of owning the shares. If the Company's investments in these companies, or other future investments, become impaired (more than a temporary decline in value), or if they are sold at a substantial loss, the decline in value or loss would result in a charge that could have a material adverse impact on net income.

        THE MARKET PRICE OF INTUIT'S COMMON STOCK HAS BEEN VOLATILE. The factors that may have a significant impact on the market price of the Company's Common Stock include those described above under "--Intuit's Business is Highly Seasonal and Subject to Fluctuations in Revenue and Operating Results" that contribute to fluctuations in Intuit's quarterly revenues, operating income and net income, as well as announcements of technical innovations, new commercial products, company or product acquisitions or the development of strategic relationships by Intuit or its competitors, changes in earnings estimates by analysts and market conditions in the computer hardware and computer software industries. In addition, the stock market has experienced volatility that has particularly affected the market prices of equity securities of many high technology companies and that often has been unrelated to the operating performance of such companies. Further, the trading prices of the stocks of many technology companies, including Intuit, are at or near historical highs and reflect price/earnings ratios substantially above historical levels. In the past, securities class action litigation has been filed against companies after a period of volatility in the market prices of their securities. Such litigation, if instituted against Intuit, could result in substantial costs and a diversion of management's attention and resources, which could materially adversely affect the Company's operations. These market fluctuations have in the past and may in the future adversely affect the market price of the Company's Common Stock.

        INTUIT HAS IMPLEMENTED CERTAIN ANTI-TAKEOVER PROVISIONS. Shares of preferred stock may be issued in the future by the Company without further stockholder approval and upon such terms and conditions, and having such rights, privileges and preferences, as the Board of Directors of the Company may determine. The rights of the holders of Intuit's Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of Intuit. The Company does not have any present plans to issue any shares of preferred stock. However, on April 29, 1998, the Board of Directors adopted a stockholder rights plan and declared a dividend to all stockholders of record on May 11, 1998 of rights to purchase shares of preferred stock under certain conditions and amended the Bylaws of the Company to eliminate the right of stockholders holding 10% of the Company's outstanding Common Stock to call a special meeting of stockholders. In addition,
Section 203 of the Delaware General Corporation Law restricts certain business combinations with any "interested stockholder" as defined by such statute. These provisions and the Company's stockholder rights plan are designed to encourage potential acquirors to negotiate with the Company's Board of Directors and give the Board sufficient opportunity to consider various alternatives to maximize stockholder value. These provisions and the stockholder rights plan and the amendment to the Bylaws are also intended to discourage certain tactics that may be used in proxy fights. However, these provisions and the stockholder rights plan could discourage potential acquisition proposals and could delay or prevent a change in control of the Company and, as a consequence, they also may adversely affect the market price of the Company's Common Stock. Such provisions also may have the effect of preventing changes in the management of the Company.

                      SECURITIES COVERED BY THIS PROSPECTUS

        This Prospectus covers shares of Common Stock that the Company may issue from time to time in connection with acquisitions of assets, businesses or securities. The consideration offered by the Company in such acquisitions, in addition to the shares of Common Stock offered by this Prospectus, may include cash, notes or other evidences of debt, assumption of liabilities and/or stock options or a combination of the foregoing types of consideration, as determined from time to time by negotiations between the Company and the owners or controlling persons of the businesses or assets to be acquired. In addition, the Company may lease property from, and enter into management agreements and consulting and noncompetition agreements with, the former owners and key executive personnel of the businesses to be acquired.

        The terms of acquisitions involving the issuance of the shares of Common Stock covered by this Prospectus are expected to be determined by direct negotiations between the Company's representatives and the owners or controlling persons of the assets, businesses or securities to be acquired. Factors taken into account in acquisitions may include, among other factors, the quality and reputation of the business to be acquired and its management, the strategic market position of the business to be acquired, its proprietary assets, earning power, cash flow and growth potential, and the market value of its common stock when pertinent. It is anticipated that shares of the Company's Common Stock issued in any such acquisition will be valued at a price reasonably related to the current market value of the Common Stock, either when the terms of the acquisition are tentatively or definitely agreed upon, or at or about the time of closing, or during a period of time before delivery of the shares. It is not expected that Intuit will pay underwriting discounts or commissions, although finders' fees may be paid to persons from time to time in connection with certain acquisitions. Any person receiving such finders' fees may be deemed to be an "underwriter" within the meaning of the Securities Act, and any profit on the resale of shares of Common Stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

        The Company may from time to time, in an effort to maintain an orderly market in the Common Stock or for other reasons, negotiate agreements with persons receiving Common Stock covered by this Prospectus that will limit the number of shares that may be sold by such persons at specified intervals. Such agreements may be more restrictive than restrictions on sales made pursuant to the exemption from registration requirements of the Securities Act, including the requirements under Rule 144 or Rule 145(d), and certain persons party to such agreements may not otherwise be subject to such Securities Act requirements. The Company anticipates that, in general, such negotiated agreements will be of limited duration and will permit the recipients of Common Stock issued in connection with acquisitions to sell up to a specified number of shares per business day or days.

        Persons or entities who have received or will receive shares of the Company's Common Stock pursuant to this Prospectus in connection with such acquisitions, and certain donees of such persons or entities, may also use this Prospectus, with the Company's prior consent, to offer and sell such shares under circumstances requiring or making desirable the use of this Prospectus (the "Selling Stockholders"). The Company's consent to any such use may be conditioned upon the agreement of such Selling Stockholders that they will not offer more than a specified number of shares following supplements or amendments to this Prospectus, which the Company may agree to use its best efforts to prepare and file at certain intervals. The Company may require that any such offering be effected in an organized manner through securities dealers.

        From time to time, Selling Stockholders may use this Prospectus to sell shares privately at prices to be individually negotiated with the purchasers, or publicly through transactions in the over-the-counter market or on a securities exchange (which may involve block transactions), at prices reasonably related to market prices at the time of sale or at negotiated prices. Broker-dealers participating in such transactions may act as agent or as principal and, when acting as agent, may receive commissions from the purchasers as well as from the sellers (if also acting as agent for the purchasers). The Company and such Selling Stockholders may indemnify any broker-dealer participating in such transactions against certain liabilities, including liabilities under the Securities Act. Profits, commissions, and discounts on sales by persons who may be deemed to be underwriters within the meaning of the Securities Act may be deemed underwriting compensation under the Securities Act.

        Selling Stockholders may also offer shares of stock covered by this Prospectus by means of prospectuses under other registration statements or pursuant to exemptions from the registration requirements of the Securities Act, including sales which meet the requirements of Rule 144 or Rule 145(d) under the Securities Act, and Selling Stockholders should seek the advice of their own counsel with respect to the legal requirements for such sales.

        The Company may agree to pay certain costs and expenses incurred in connection with the registration of the shares of Common Stock offered pursuant to this Prospectus, except that the Selling Stockholders will be responsible for all selling commissions, transfer taxes and related charges in connection with the offer and sale of such shares.

        The Company may agree to keep the Registration Statement relating to the offering and sale by the Selling Stockholders of the shares of Common Stock continuously effective until a fixed date or such earlier date as such shares of Common Stock may be resold without registration under the provisions of the Securities Act.

                             SELECTED FINANCIAL DATA

        The following table shows certain selected consolidated financial information for Intuit for the ten months ended July 31, 1994, the fiscal years ended July 31, 1995, 1996, 1997 and 1998 and the three months ended October 31, 1997 and 1998. The income statement and balance sheet data for and as of the ten months ended July 31, 1994 and the fiscal years ended July 31, 1995, 1996, 1997 and 1998 are derived from the audited consolidated financial statements of the Company for such periods. The selected financial data for the three-month periods ended October 31, 1997 and 1998 and as of October 31, 1998 are derived from the unaudited consolidated financial statements of the Company for such periods. All financial data derived from unaudited financial statements reflect, in the opinion of the Company's management, all adjustments necessary for a fair presentation of such data. Results for the three-month period ended October 31, 1998 are not necessarily indicative of the results that may be expected for any other interim period or for the year as a whole. The comparability of the information is affected by a variety of factors, including the Company's acquisitions and dispositions of businesses. See "Risk Factors--Acquisitions Pose Significant Risks." In addition, in August 1994, Intuit changed its fiscal year end to July 31 from September 30. Consequently, fiscal 1994 includes only ten months of operating results. To better understand the information in the table, investors should also read "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes of the Company included in the various reports that are incorporated in this Prospectus by reference. See "Incorporation of Certain Documents by Reference."

                                    TEN MONTHS                                                            THREE MONTHS
                                      ENDED                                                                   ENDED
                                     JULY 31,                   YEARS ENDED JULY 31,                       OCTOBER 31,
                                    ---------- ---------------------------------------------------- ---------------------------
                                       1994         1995           1996        1997         1998         1997           1998
                                    ---------- -------------    ---------    ---------   --------- -----------        --------
CONSOLIDATED STATEMENT OF
OPERATIONS DATA
(In thousands, except per share
data)
Net revenue                          $ 210,376     $ 419,160     $538,608     $598,925    $592,736      $ 95,958       $111,968
Loss from continuing operations       (183,974)      (44,296)     (14,355)      (2,932)    (12,157)      (12,759)       (49,190)
Net income (loss)                     (183,974)      (44,296)     (20,699)      68,308     (12,157)      (12,759)       (49,190)
Basic loss per share from
continuing operations                    (5.34)        (1.07)       (0.32)       (0.06)      (0.24)        (0.27)         (0.83)
Basic net income (loss) per share        (5.34)        (1.07)       (0.46)        1.47       (0.24)        (0.27)         (0.83)

Diluted loss per share from
continuing operations                    (5.34)        (1.07)       (0.32)       (0.06)      (0.24)        (0.27)         (0.83)
Diluted net income (loss) per
share                                $   (5.34)    $   (1.07)    $  (0.46)    $   1.44    $  (0.24)     $  (0.27)      $  (0.83)

                                                                JULY 31,                                   OCTOBER 31,
                                     -----------------------------------------------------------------   --------------
                                       1994          1995          1996          1997          1998           1998
                                     --------      --------     ---------     ---------    -----------   --------------
CONSOLIDATED BALANCE SHEET DATA
 (In thousands)
Cash, cash equivalents and
short-term investments               $ 87,185      $197,775      $198,018      $205,099     $  382,832      $  353,530
Working capital                        68,675       164,281       169,724       243,195        605,456         507,740
Total assets                          257,593       398,605       418,020       663,676      1,498,596       1,383,148
Long term obligations                   3,715         8,770         5,583        36,444         35,566          39,333
Total stockholders' equity           $183,872      $280,399      $299,235      $415,061     $1,088,361      $  981,781

                    INFORMATION CONCERNING INTUIT MANAGEMENT

        Information concerning executive compensation, the principal holders of voting securities, certain relationships and related transactions and other related matters concerning Intuit, is included or incorporated by reference in its annual report on Form 10-K for the year ended July 31, 1998. Intuit's annual report on Form 10-K is incorporated by reference into this Prospectus. To obtain a copy of this annual report on Form 10-K or any document incorporated by reference into the Form 10-K, contact Intuit at the address or phone number indicated under "Incorporation of Certain Documents by Reference."

                                  LEGAL MATTERS

        The validity of the issuance of the Common Stock offered hereby will be passed upon for the Company by Fenwick & West LLP, Palo Alto, California.

                                     EXPERTS

        The consolidated financial statements of Intuit Inc. appearing in Intuit Inc.'s Annual report (Form 10-K) for the year ended July 31, 1998, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

        The combined financial statements of Lacerte Software Corporation and Lacerte Educational Services Corporation incorporated herein by reference to the audited historical financial statements as of March 31, 1997 and 1998 and for each of the three years in the period ended March 31, 1998 included as Exhibit
99.02 to Intuit Inc.'s Form 8-K dated May 18, 1998 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given upon the authority of said firm as experts in auditing and accounting.

INVESTORS SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. THE COMPANY HAS NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY OF THE COMMON STOCK OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. THE DATE OF THIS PROSPECTUS IS ____________, 1999. INVESTORS SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN SUCH DATE, AND NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY ISSUANCE OF SHARES OF COMMON STOCK WILL CREATE ANY IMPLICATION TO THE CONTRARY.

                             ----------------------

                               TABLE OF CONTENTS

Available Information...........................  2
Forward Looking Statements......................  2
Incorporation of Certain Documents
  by Reference .................................  3
The Company.....................................  4
Risk Factors....................................  4
Securities Covered by this
Prospectus ..................................... 16
Selected Financial Data......................... 17
Information Concerning Intuit
  Management.................................... 18
Legal Matters................................... 18
Experts......................................... 18

                                 [$500,000,000]







                                  INTUIT INC.



                                  COMMON STOCK



                                   ---------



                                   PROSPECTUS



                                   ---------







                               ___________, 1999

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        As permitted by Section 145 of the Delaware General Corporation Law, Intuit's Certificate of Incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach or alleged breach of their duty of care. In addition, as permitted by Section 145 of the Delaware General Corporation Law, the Bylaws of Intuit provide that: (i) Intuit is required to indemnify its directors and officers and persons serving in such capacities in other business enterprises (including, for example, subsidiaries of Intuit) at Intuit's request, to the fullest extent permitted by Delaware law, including those circumstances in which indemnification would otherwise be discretionary; (ii) Intuit may, in its discretion, indemnify employees and agents in those circumstances where indemnification is not required by law;
(iii) Intuit is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding (except that it is not required to advance expenses to a person against whom Intuit brings a claim for breach of the duty of loyalty, failure to act in good faith, intentional misconduct, knowing violation of law or deriving an improper personal benefit);
(iv) the rights conferred in the Bylaws are not exclusive and Intuit is authorized to enter into indemnification agreements with its directors, officers and employees; and (v) Intuit may not retroactively amend the Bylaw provisions in a way that is adverse to such directors, officers and employees.

        Intuit's policy is to enter into indemnity agreements with each of its and its subsidiaries' directors and executive officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law and the Bylaws, as well as certain additional procedural protections. In addition, the indemnity agreements provide that directors and executive officers will be indemnified to the fullest possible extent not prohibited by law against all expenses (including attorney's fees) and settlement amounts paid or incurred by them in any action or proceeding, including any derivative action by or in the right of Intuit, on account of their services as directors or executive officers of Intuit or as directors or officers of any other company or enterprise when they are serving in such capacities at the request of Intuit. Intuit will not be obligated pursuant to the agreements to indemnify or advance expenses to an indemnified party with respect to proceedings or claims initiated by the indemnified party and not by way of defense, except with respect to proceedings specifically authorized by Intuit's Board of Directors or brought to enforce a right to indemnification under the Indemnity Agreement, Intuit's Bylaws or any statute or law. Under the agreements, Intuit is not obligated to indemnify the indemnified party (i) for any expenses incurred by the indemnified party with respect to any proceeding instituted by the indemnified party to enforce or interpret the agreement, if a court of competent jurisdiction determines that each of the material assertions made by the indemnified party in such proceeding was not made in good faith or was frivolous; (ii) for any amounts paid in settlement of a proceeding unless Intuit consents to such settlement; (iii) with respect to any proceeding brought by Intuit against the indemnified party for willful misconduct, unless a court determines that each of such claims was not made in good faith or was frivolous;
(iv) on account of any suit in which judgment is rendered against the indemnified party for an accounting of profits made from the purchase or sale by the indemnified party of securities of Intuit pursuant to the provisions of
Section 16(b) of the Securities Exchange Act of 1934 and related laws; (v) on account of the indemnified party's conduct which is finally adjudged to have been knowingly fraudulent or deliberately dishonest, or to constitute willful misconduct or a knowing violation of the law; (vi) on account of any conduct from which the indemnified party believed to be contrary to the best interests of Intuit or its stockholders; (vii) on account of conduct that constituted a breach of the indemnified party's duty of loyalty to Intuit or its stockholders; or (viii) if a final decision by a court having jurisdiction in the matter shall determine that such indemnification is not lawful.

        The indemnification provision in the Bylaws, and the indemnity agreements entered into between Intuit and its directors and executive officers, may be sufficiently broad to permit indemnification of Intuit's officers and directors for liabilities arising under the Securities Act of 1933.

        The indemnity agreements with Intuit's officers and directors require Intuit to maintain director and officer liability insurance to the extent reasonably available. Intuit currently maintains a director and officer liability insurance policy.

ITEM 21. EXHIBITS.

The following exhibits are filed herewith or incorporated by reference herein:

EXHIBIT
NUMBER                                 EXHIBIT TITLE
-------                                -------------
 2.01   --  Exchange Agreement between Intuit and Kabushiki Kaisha Milkyway and its stockholders dated December 26, 1995 (schedules and similar attachments will be furnished to the Commission upon request).(1)

 2.02   --  Agreement and Plan of Merger among Checkfree Corporation,
            Checkfree Acquisition Corporation II, Intuit and Intuit Services
            Corporation dated September 15, 1996 (schedules and similar attachments will be furnished to the Commission upon request).(1)

 2.03   --  Amendment No. 1 to Agreement and Plan of Merger dated as of
            September 15, 1996 by and among Intuit Inc., Intuit Services
            Corporation, Checkfree Corporation and Checkfree Acquisition
            Corporation II.(2)

 2.04   --  Amended and Restated Checkfree Corporation Stock Restriction
            Agreement dated September 15, 1996 between Intuit and Checkfree
            Corporation.(3)

 2.05   --  Stock Purchase Agreement, dated as of June 11, 1997, between Excite,
            Inc. and Intuit.(4)

 2.06   --  Stock Purchase Agreement dated as of August 6, 1997 by and among
            Intuit, Broderbund Software, Inc. and Parsons Technology, Inc.
            (schedules and similar attachments to be furnished to the Commission upon request).(5)

 2.07   --  Amended and Restated Registration Rights Agreement dated as of
            September 15, 1996 between Intuit and Checkfree Corporation.(2)

 2.08   --  Nomination and Observer Agreement, dated as of June 25, 1997, between Excite, Inc. and Intuit.(4)

 2.09   --  Registration Rights Agreement, dated as of June 25, 1997, between
            Excite, Inc. and Intuit.(4)

 2.10   --  Right of First Refusal Agreement, dated as of June 25, 1997, between
            Excite, Inc. And Intuit.(4)

 2.11   --  Amendment to Restated and Amended Investors' Rights Agreement,
            dated as of June 25, 1997, among Excite, Inc., Institutional Venture
            Partners VI, Institutional Venture Management VI, IVP Founders Fund
            I, L.P., Kleiner Perkins Caufield & Byers VII, KPCB VII Founders
            Fund, KPCB Information Sciences Zaibatsu Fund II and Intuit.(4)

 2.12   --  Asset Purchase Agreement by and among Lacerte Software Corporation,
            Lacerte Educational Services Corporation, Intuit Inc. and IL
            Acquisition Corporation, dated May 18, 1998.(6)

 4.01   --  Certificate of Incorporation of Intuit dated February 1, 1993.(7)

 4.02   --  Certificate of Amendment to Intuit's Certificate of Incorporation
            dated December 14, 1993.(8)

 4.03   --  Certificate of Amendment to Intuit's Certificate of Incorporation
            dated January 18, 1996.(9)

 4.04   --  Certificate of  Designations of Series B Junior Participating
            Preferred Stock dated May 1, 1998.(10)

 4.05   --  Amended and Restated Rights Agreement, dated October 5, 1998.(11)

 4.06   --  Certificate of Retirement of Series A Preferred Stock dated
            September 16, 1998.(11)

 4.07   --  Bylaws of Intuit, as amended and restated effective April 29, 1998.
            (12)

 4.08   --  Form of Specimen Certificate for Intuit's Common Stock.(11)

 4.09   --  Form of Right Certificate for Series B Junior Participating
            Preferred Stock (included in Exhibit 4.05).(11)

 5.01   --  Opinion of Fenwick & West regarding legality of the securities being issued.

23.01   --  Consent of Fenwick & West (included in Exhibit 5.01).

23.02   --  Consent of Ernst & Young LLP, Independent Auditors.

23.03   --  Consent of PricewaterhouseCoopers LLP, Independent Auditors.

24.01   --  Power of Attorney (see Page II-6 of this Registration Statement).

----------------------
 (1) Filed as an exhibit to Intuit's Form 10-K (File No. 0-21180) for the fiscal year ended July 31, 1996, filed with the Commission on October 24, 1996 and incorporated by reference.
 (2) Filed as an exhibit to Intuit's Form 10-Q (File No. 0-21180) for the quarter ended January 31, 1997, filed with the Commission on March 15, 1997 and incorporated by reference.
 (3) Incorporated by reference from Intuit's report on Schedule 13D with respect to its beneficial ownership of shares of Checkfree Corporation filed with the Commission on February 16, 1997.
 (4) Incorporated by reference from Intuit's report on Schedule 13D filed with the Commission on July 7, 1997.
 (5) Filed as an exhibit to Intuit's Form 8-K (File No. 0-21180) filed with the Commission on August 22, 1997 and incorporated by reference.
 (6) Filed as an exhibit to Intuit's Form 8-K (File No. 0-21180), Amendment No. 1, filed with the Commission on May 19, 1998 and incorporated by reference.
 (7) Filed as an exhibit to Intuit's Registration Statement on Form S-1, filed with the SEC on February 3, 1993, as amended (File No. 33-57884) and incorporated by reference.
 (8) Filed as an exhibit to Intuit's Form 10-K (File No. 0-21180) as originally filed with the SEC on October 31, 1994, as amended, and incorporated by reference.
 (9) Filed as an exhibit to Intuit's Form 10-Q (File No. 0-21180) for the quarter ended January 31, 1996, filed with the SEC on March 15, 1996 and incorporated by reference.
(10) Filed as an exhibit to Intuit's Registration Statement on Form 8-A (File No. 0-21180) filed with the SEC on May 5, 1998 and incorporated by reference.
(11) Filed as an exhibit to Intuit's Form 10-K (File No. 0-21180) for the fiscal year ended July 31, 1998, filed with the SEC on October 6, 1998 and incorporated by reference.
(12) Filed as an exhibit to Intuit's Form 8-K (File No. 0-21180) filed with the SEC on May 2, 1998 and incorporated by reference.

ITEM 22.    UNDERTAKINGS.

        The undersigned Registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement;

            (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Securities Act");

            (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

            (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

        Provided, however, that clauses (i) and (ii) do not apply if the information required to be included in a post-effective amendment by such clauses is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the Registrant pursuant to Section 13 or
Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") that are incorporated by reference in the Registration Statement.

        (2) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or
Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (5) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

        (6) That every prospectus (i) that is filed pursuant to paragraph (5) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (7) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

        (8) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 20 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.






















                      [THIS SPACE INTENTIONALLY LEFT BLANK]

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mountain View, State of California, on this 22nd day of January, 1999.

                                        INTUIT INC.

                                        By:/s/ Greg J. Santora
                                           -------------------------------------
                                           Greg J. Santora
                                           Vice President and Chief Financial
                                           Officer

                                POWER OF ATTORNEY

        KNOW ALL BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints William H. Harris, Jr. and Greg J. Santora, and each of them, his attorneys-in-fact and agents, each with the power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

NAME                                                TITLE                               DATE
----                                                -----                               ----
PRINCIPAL EXECUTIVE OFFICER:

/s/ William H. Harris, Jr.                   President, Chief Executive Officer      January 22, 1999
------------------------------------         and Director
William H. Harris, Jr.

PRINCIPAL FINANCIAL OFFICER AND PRINCIPAL
ACCOUNTING OFFICER:

/s/ Greg J. Santora                          Vice President and Chief Financial      January 22, 1999
------------------------------------         Officer
Greg J. Santora

ADDITIONAL DIRECTORS:

/s/ William V. Campbell                      Chairman of the Board of Directors      January 22, 1999
------------------------------------
William V. Campbell

/s/ Scott D. Cook                            Chairman of the Executive Committee     January 22, 1999
------------------------------------         of the Board of Directors
Scott D. Cook

/s/ Christopher W. Brody                     Director                                January 22, 1999
------------------------------------
Christopher W. Brody

/s/ L. John Doerr                            Director                                January 22, 1999
------------------------------------
L. John Doerr

/s/ Michael R. Hallman                       Director                               January 22, 1999
------------------------------------
Michael R. Hallman

/s/ Burton J. McMurtry                       Director                               January 22, 1999
------------------------------------
Burton J. McMurtry

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                                 EXHIBIT TITLE
-------                                -------------
 2.01   --  Exchange Agreement between Intuit and Kabushiki Kaisha Milkyway and its stockholders dated December 26, 1995 (schedules and similar attachments will be furnished to the Commission upon request).(1)

 2.02   --  Agreement and Plan of Merger among Checkfree Corporation,
            Checkfree Acquisition Corporation II, Intuit and Intuit Services
            Corporation dated September 15, 1996 (schedules and similar attachments will be furnished to the Commission upon request).(1)

 2.03   --  Amendment No. 1 to Agreement and Plan of Merger dated as of
            September 15, 1996 by and among Intuit Inc., Intuit Services
            Corporation, Checkfree Corporation and Checkfree Acquisition
            Corporation II.(2)

 2.04   --  Amended and Restated Checkfree Corporation Stock Restriction
            Agreement dated September 15, 1996 between Intuit and Checkfree
            Corporation.(3)

 2.05   --  Stock Purchase Agreement, dated as of June 11, 1997, between Excite,
            Inc. and Intuit.(4)

 2.06   --  Stock Purchase Agreement dated as of August 6, 1997 by and among
            Intuit, Broderbund Software, Inc. and Parsons Technology, Inc.
            (schedules and similar attachments to be furnished to the Commission upon request).(5)

 2.07   --  Amended and Restated Registration Rights Agreement dated as of
            September 15, 1996 between Intuit and Checkfree Corporation.(2)

 2.08   --  Nomination and Observer Agreement, dated as of June 25, 1997, between Excite, Inc. and Intuit.(4)

 2.09   --  Registration Rights Agreement, dated as of June 25, 1997, between
            Excite, Inc. and Intuit.(4)

 2.10   --  Right of First Refusal Agreement, dated as of June 25, 1997, between
            Excite, Inc. And Intuit.(4)

 2.11   --  Amendment to Restated and Amended Investors' Rights Agreement,
            dated as of June 25, 1997, among Excite, Inc., Institutional Venture
            Partners VI, Institutional Venture Management VI, IVP Founders Fund
            I, L.P., Kleiner Perkins Caufield & Byers VII, KPCB VII Founders
            Fund, KPCB Information Sciences Zaibatsu Fund II and Intuit.(4)

 2.12   --  Asset Purchase Agreement by and among Lacerte Software Corporation,
            Lacerte Educational Services Corporation, Intuit Inc. and IL
            Acquisition Corporation, dated May 18, 1998.(6)

 4.01   --  Certificate of Incorporation of Intuit dated February 1, 1993.(7)

 4.02   --  Certificate of Amendment to Intuit's Certificate of Incorporation
            dated December 14, 1993.(8)

 4.03   --  Certificate of Amendment to Intuit's Certificate of Incorporation
            dated January 18, 1996.(9)

 4.04   --  Certificate of  Designations of Series B Junior Participating
            Preferred Stock dated May 1, 1998.(10)

 4.05   --  Amended and Restated Rights Agreement, dated October 5, 1998.(11)

 4.06   --  Certificate of Retirement of Series A Preferred Stock dated
            September 16, 1998.(11)

 4.07   --  Bylaws of Intuit, as amended and restated effective April 29, 1998.
            (12)

 4.08   --  Form of Specimen Certificate for Intuit's Common Stock.(11)

 4.09   --  Form of Right Certificate for Series B Junior Participating
            Preferred Stock (included in Exhibit 4.05).(11)

 5.01   --  Opinion of Fenwick & West regarding legality of the securities being issued.

23.01   --  Consent of Fenwick & West (included in Exhibit 5.01).

23.02   --  Consent of Ernst & Young LLP, Independent Auditors.

23.03   --  Consent of PricewaterhouseCoopers LLP, Independent Auditors.

24.01   --  Power of Attorney (see Page II-6 of this Registration Statement).

----------------------
 (1) Filed as an exhibit to Intuit's Form 10-K (File No. 0-21180) for the fiscal year ended July 31, 1996, filed with the Commission on October 24, 1996 and incorporated by reference.
 (2) Filed as an exhibit to Intuit's Form 10-Q (File No. 0-21180) for the quarter ended January 31, 1997, filed with the Commission on March 15, 1997 and incorporated by reference.
 (3) Incorporated by reference from Intuit's report on Schedule 13D with respect to its beneficial ownership of shares of Checkfree Corporation filed with the Commission on February 16, 1997.
 (4) Incorporated by reference from Intuit's report on Schedule 13D filed with the Commission on July 7, 1997.
 (5) Filed as an exhibit to Intuit's Form 8-K (File No. 0-21180) filed with the Commission on August 22, 1997 and incorporated by reference.
 (6) Filed as an exhibit to Intuit's Form 8-K (File No. 0-21180), Amendment No. 1, filed with the Commission on May 19, 1998 and incorporated by reference.
 (7) Filed as an exhibit to Intuit's Registration Statement on Form S-1, filed with the SEC on February 3, 1993, as amended (File No. 33-57884) and incorporated by reference.
 (8) Filed as an exhibit to Intuit's Form 10-K (File No. 0-21180) as originally filed with the SEC on October 31, 1994, as amended, and incorporated by reference.
 (9) Filed as an exhibit to Intuit's Form 10-Q (File No. 0-21180) for the quarter ended January 31, 1996, filed with the SEC on March 15, 1996 and incorporated by reference.
(10) Filed as an exhibit to Intuit's Registration Statement on Form 8-A (File No. 0-21180) filed with the SEC on May 5, 1998 and incorporated by reference.
(11) Filed as an exhibit to Intuit's Form 10-K (File No. 0-21180) for the fiscal year ended July 31, 1998, filed with the SEC on October 6, 1998 and incorporated by reference.
(12) Filed as an exhibit to Intuit's Form 8-K (File No. 0-21180) filed with the SEC on May 2, 1998 and incorporated by reference.